Exhibit 11.1

ALLOT LTD.

INSIDER TRADING POLICY

April, 2019

A.	INTRODUCTION AND LEGAL BACKGROUND

Allot Ltd. (the “Company”) is committed to the highest standards of ethics, as well as to full compliance with both the letter and the spirit of all applicable rules and regulations. To that end, the Company’s board of directors has adopted this Policy on the Prevention of Insider Trading (this “Policy”) with respect to the trading of Company securities, as well as the trading in securities of any other company about whom you learn material, nonpublic information in the course of performing your duties for the Company.

U.S. federal and state securities laws and the Israeli securities laws (collectively, the “Securities Laws”) prohibit the purchase or sale of a company’s securities by “insiders” who are aware of material information about a company that is not generally known by or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their directors, officers and other supervisory personnel are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

This Policy is designed to prevent insider trading or allegations of insider trading and even the appearance of improper conduct on the part of anyone employed by or associated with the Company and to protect the Company’s reputation for integrity and ethical conduct. This Policy is also intended to enable Company personnel who hold Company securities or wish to invest in the Company to do so in a manner consistent with applicable law. References in this Policy to the Company include any direct or indirect subsidiary of the Company. It is your obligation to understand and comply with this Policy. Failure to comply with the policies and procedures set forth below can result in a serious violation of the Securities Laws, leading to potential civil and criminal penalties. Should you have any questions regarding this Policy, please contact the Company’s stock compliance officer (the “Stock Compliance Officer”), Rael Kolevsohn at rkolevsohn@allot.com.

B.	SCOPE OF POLICY

1.	Persons Covered

This Policy covers trading by all directors, officers and other employees of the Company and its subsidiaries and all consultants and contractors of the Company and its subsidiaries who have been granted Company stock options, as well as those consultants and contractors of the Company who are designated by the Stock Compliance Officer to be subject to this Policy (collectively, “Restricted Persons”).

The same restrictions that apply to Restricted Persons also apply to “Associates” of such Restricted Persons, which consist of: (i) anyone who lives in the household of a Restricted Person and (ii) any Family Member (as defined below) who does not live in the household of a Restricted Person but whose transactions in Company securities or Derivative Securities (as defined below) are directed by or subject to the influence or control of a Restricted Person (such as parents or children who consult with a Restricted Person before they trade in Company securities or Derivative Securities). "Family Members" consist of the following persons: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or comparable co-habitation relationship), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, in each case including adoptive relationships.

In addition, Restricted Persons are expected to be responsible for compliance with this Policy in connection with securities transactions by any trust or estate in which the Restricted Person or related individuals subject to this Policy is a settlor, beneficiary, trustee, executor or the like that has or shares with others the power to decide whether to buy or sell the Company securities or Derivative Securities; any partnership in which the Restricted Person or such related individuals is a general partner; and any corporation in which the Restricted Person or such related individuals either singly or together own a controlling interest; and any trust, corporation, charitable organization or other firm entity, or group where the Restricted Person or such related individuals has or shares with others the power to decide whether to buy or sell Company securities or Derivative Securities.

2.	Transactions Covered

This Policy applies to all transactions in Company securities, including ordinary shares, options for ordinary shares and any other securities the Company may issue from time to time, such as warrants and convertible debentures, as well as to derivative securities relating to the Company’s ordinary shares, whether or not issued by the Company, such as exchange-traded options, puts, calls and options (each, a “Derivative Security”). This Policy does not apply to the grant or the exercise of employee stock options; however, this Policy does apply to the sale of Company securities issued upon the exercise of options, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

3.	Companies Covered

The prohibition on insider trading in this Policy is not limited to trading in the Company’s own securities, but also includes trading in securities of any other company about whom a Restricted Person learns material, nonpublic information in the course of performing his or her duties for the Company. For example, it can include trading in securities of customers or suppliers of the Company, competitors of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other companies.

C.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security, whether positive or negative, is material. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of information that is almost always regarded as material include:

•	quarterly or annual financial results;

•	projections of future earnings or losses, or other earnings guidance;

•	a significant increase or decrease in financial results;

•	significant actions by regulatory bodies;

•	significant management changes;

•	a purchase or sale of substantial assets;

•	launches or acquisitions of new products;

•	proposed securities offerings or joint ventures;

•	stock splits;

•	gain or loss of substantial customer or supplier;

•	impending bankruptcy or financial liquidity problems;

•	significant exposure due to actual or threatened litigation or the commencement of any major litigation;

•	significant product defects or modifications;

•	significant pricing changes;

•	a significant merger or acquisition proposal or agreement;

•	changes in dividend policy; or

•	any material development or expected material development in the Company or a material change or expected material change in the Company’s situation.

It is also important to keep in mind that material information need not be certain or definitive information. Even information concerning events, actions, results, etc. that may happen can be considered material under certain circumstances. For example, if you found out that the Company was in merger negotiations, even though the deal had not yet been agreed to, that information could very well be material.

Any Restricted Person who has questions as to the materiality of any nonpublic information is advised to contact the Stock Compliance Officer for guidance. When in doubt as to the materiality of any nonpublic information, Restricted Persons should refrain from trading.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information is considered publicly available and thus public only when it has been released broadly to the market place (such as by a press release or a filing with the Securities and Exchange Commission (the “SEC”)) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second full trading day after the information has been released or filed. More limited dissemination of the information, such as in a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure for the purposes of this Policy.

D.	OUR POLICY

1.	No Trading on Inside Information

No Restricted Person who is aware of material, nonpublic information may, directly or through family members or other persons or entities, buy or sell securities of (a) the Company, or (b) any other company if the Restricted Person is aware of material nonpublic information about that company obtained in the course of his or her employment with or engagement by the Company.

2.	No Tipping

Restricted Persons are prohibited from “tipping” others. The concept of unlawful tipping includes (i) passing on information to friends or family members under circumstances that suggest that the tipper was trying to help them make a profit or avoid a loss or (ii) providing a person with trading advice with respect to the Company’s securities, Derivative Securities, securities of any other company or Derivative Securities of such securities (even though the nonpublic information that provides the basis for the advice is not disclosed to the person) (each a “tippee”). When tipping occurs, both the tipper and the tippee may be held liable, and this liability may extend to all those to whom the tippee, in turn, gives the information.

Restricted Persons should not discuss internal matters or developments with anyone outside of the Company (including family members), except as required in the performance of his or her regular duties. This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. Unless an individual is expressly authorized to respond to inquiries of this nature, such inquiries should be referred to the Stock Compliance Officer. All memoranda, correspondence and other documents that reflect nonpublic information should be kept in a secure place, such as a locked office, a locked file cabinet or a protected computer file, so that they cannot be seen or accessed by third persons.

No Restricted Persons at any time should participate in discussions or "talk backs" regarding the Company in Internet chat rooms, message boards, websites or other similar venues. Posting Company information to such venues would be considered a violation of this Policy and be subject to appropriate disciplinary actions. Do not discuss material nonpublic information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that cellular phone conversations are often overheard and that voice mail, text messages and e-mail messages may be retrieved by persons other than their intended recipients, if not carefully addressed. A Restricted Person who believes that he or she may have inadvertently disclosed material non-public information should report this matter immediately to the Stock Compliance Officer.

3.	Blackout Periods

(a)	Pre-Earnings Blackout Periods

Due to the particular sensitivity of trading by those who have access to the Company’s financial information as the Company’s financial statements are being prepared, all Restricted Persons are subject to blackouts on trading during the period leading up to the release of quarterly or annual financial statements. To avoid even the appearance of trading on the basis of material, nonpublic information, Restricted Persons may not trade in the Company’s securities during the period beginning 14 days prior to the end of the Company’s fiscal quarter or year and ending at the close of trading on the second full trading day following the public dissemination by the Company of its quarterly (or, in the case of the fourth quarter, annual) financial results. The Stock Compliance Officer will endeavor to provide the Restricted Persons advance notice by e-mail of upcoming blackout periods, although failure to give such notice does not affect the applicability of such blackout period.

(b)	Event-Specific Blackout Periods

From time to time, an event may occur that is material to the Company and which is known by only a few directors, officers and other employees. Directors, officers and other employees designated by the Stock Compliance Officer and his or her Associates may not trade in the Company’s securities until they receive further notice from the Stock Compliance Officer. The existence of an event-specific blackout will not be announced other than to those who are already aware of the event giving rise to the blackout. A person subject to an event- specific blackout who requests pre-clearance to trade in the Company’s securities will be informed by the Stock Compliance Officer of the existence of the event-specific blackout period without disclosing the reason for it. Any Restricted Person or their Associates made aware of the existence of an event-specific blackout period should not disclose the existence of the blackout for any reason. The failure of the Stock Compliance Officer to designate a person as being subject to an event-specific blackout shall not relieve that person of the obligation not to trade while aware of material nonpublic information.

E.	GENERAL PROVISIONS

1.	Ad hoc Exceptions

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception to the basic policy described above. The Securities Laws do not recognize such mitigating circumstances and even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standard of conduct. Notwithstanding the foregoing, any two of the Company’s Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Stock Compliance Officer may, on a case-by-case basis, authorize trading in the Company’s securities during a restricted period due to financial hardship or other extenuating circumstances only after: (a) the person wishing to trade has notified the Company’s Stock Compliance Officer in writing (which writing may be in the form of electronic mail) of the applicable circumstances and the amount and nature of the proposed trade(s), and (b) the person trading has certified to the Company’s Stock Compliance Officer in writing no earlier than two business days prior to the proposed trade(s) that he or she is not in possession of material nonpublic information concerning the Company.

The Company may approve or reject any trading requests at its sole discretion.

2.	Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars, short sales, calls, exchange funds and forward sale contracts, involve the establishment of a short position in the Company’s securities and limit or eliminate the ability to profit from an increase in the value of the Company’s securities. These transactions allow the Restricted Person to continue to own the covered Company security, but without the full risks and rewards of ownership. When that occurs, the Restricted Person may no longer have the same objectives as the Company’s other securityholders. Such transactions are complex and involve many aspects of the Securities Laws. Therefore, Restricted Persons are prohibited from employing any such methodologies or using any such financial instruments with respect to a Company security absent a request for pre-clearance to the Stock Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed arrangement and written approval of the Stock Compliance Officer.

3.	Standing Orders

A standing order placed with a broker to sell or purchase Company shares at a specified price leaves the shareholder with no control over the timing of the transaction. A transaction pursuant to a standing order – which does not meet the standards of a Rule 10b5-1 Plan (as defined below) – executed by the broker when the Restricted Person is aware of material nonpublic information may result in unlawful insider trading. Accordingly, standing orders are prohibited during any quarterly or event-specific blackout period and at any time that the Restricted Person is aware of material, non- public information.

4.	Margin Accounts and Pledging

Restricted Persons are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. This is because a margin or foreclosure sale may occur at a time when such persons are aware of material nonpublic information or otherwise are not permitted to trade in Company securities. An exception to this prohibition may be granted where a Restricted Person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. A Restricted Person that wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Stock Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

5.	Gifts

A bona fide gift of Company securities or Derivative Securities to a Family Member is not subject to the restrictions contained in this Policy. Except during a blackout period as provided in Part D.3 of this Policy, a bona fide gift of Company securities or Derivative Securities to a charitable, educational or a similar institution or to a person who is not a Family Member is not subject to the restrictions contained in this Policy. The recipient of a gift who is a Restricted Person or an Associate of a Restricted Person would be subject to the restrictions of this Policy in connection with any subsequent sale of the gifted securities. Directors and executive officers may not make a gift of Company securities or Derivative Securities, except to a Family Member, during a blackout period as provided in Part D.3 of this Policy without the prior approval of the Stock Compliance Officer.

6.	Termination of Employment or Office

The restrictions set forth in this Policy apply to Restricted Persons and their Associates following the termination of their employment, engagement or term of office, as applicable, for such period as the Stock Compliance Officer shall determine such person is likely to be in possession of material nonpublic information or until the information has become public or is no longer material.

7.	Personal Responsibility

The ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. Because there are so many “gray areas” in the law of insider trading, you should not try to make close calls about what is legal or illegal by yourself. Err on the side of caution: either refrain from trading altogether if there is any question in your mind about the propriety of a particular trade, even if it is proposed to take place outside of a blackout period, or consult with the Stock Compliance Officer with respect to a particular trade prior to execution. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. It is imperative that you use your best judgment.

8.	Compliance with Policy

The Company expects strict compliance with these procedures by all Restricted Persons. Although this Policy is expressly not intended to result in the imposition of additional legal liability that would not otherwise exist, failure to observe these procedures will be considered an extremely serious matter and may be grounds for appropriate disciplinary action, including termination of employment. All employees must certify their understanding of, and intent to comply with, this Policy. An example of a certification which may be used to certify one's understanding and intended compliance with this Policy is set forth in Exhibit A.

F.	ADDITIONAL PROCEDURES

1.	Pre-Clearance of Transactions in the Company’s Securities

To help prevent inadvertent violations of the Securities Laws and avoid even the appearance of trading on material, nonpublic information, all directors and officers, as well as any other employees and consultants designated by the Stock Compliance Officer, may not engage in any transaction involving Company securities, without first obtaining the Stock Compliance Officer’s pre-clearance of the transaction (the “Prior Approval Requirement”). The Prior Approval Requirement also applies to Associates of persons who are subject to the Prior Approval Requirement. The request for pre-clearance should be submitted at least three business days in advance of the proposed transaction. The Stock Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. In the case of a proposed transaction in the Company securities or Derivative Securities by the Stock Compliance Officer (or other matters that would require a determination by the Stock Compliance Officer under this Policy), the Chief Executive Officer shall take such actions as are usually required of the Stock Compliance Officer hereunder. In the case of a proposed transaction in the Company securities by the Chief Executive Officer (or other matters that would require a determination by the Stock Compliance Officer under this Policy), the Chairman of the Board shall take such actions as are usually required of the Stock Compliance Officer hereunder. The granting of pre-clearance does not constitute legal advice and in no way relieves those persons who are subject to the Prior Approval Requirement of their legal obligations to refrain from trading while in possession of material nonpublic information.

2.	Rule 10b5-1 Plans

Pursuant to SEC Rule 10b5-1, directors, officers and other employees and consultants of the Company may establish written programs (a “Rule 10b5-1 Plan”) which permit (i) automatic trading of the Company’s stock through a third-party broker or (ii) trading of the Company’s stock by an independent person (e.g., an investment banker) who is not aware of material nonpublic information at the time of a trade. A person wishing to implement a Rule 10b5-1 Plan must notify the Company’s Stock Compliance Officer at least three business days prior to entering into the plan and must obtain the Stock Compliance Officer’s pre-clearance of the plan. The Approved Plan must comply with the requirements of SEC Rule 10b5-1 and any conditions that the Company's Stock Compliance Officer may require. A person may only enter into a Rule 10b5-1 Plan (1) when not in possession of material nonpublic information and (2) not during a blackout period. Any Rule 10b5-1 Plan must be a written, binding contract, instruction or plan and it must expressly specify the amounts, prices and dates of transactions (specifically or through a written formula, or a combination thereof) or confer discretionary authority on another person (who is not a Restricted Person or Associate and otherwise is not in possession of material nonpublic information) to effect one or more purchase or sale transactions for the account of the instructing person. In addition, the instructing person may not exercise any subsequent influence over how, when or whether the transactions are effected and the purchase or sale must occur pursuant to the Rule 10b5-1 Plan. Transactions effected pursuant to an approved Rule 10b5-1 Plan and in accordance with the applicable rules of the SEC are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or the blackout period restrictions in this Policy, and will not require further approval at the time of the transaction.

Trading of the Company's stock would still remain subject to applicable provisions of Israeli law, including a presumption that sales and purchases within a three month period are prohibited (see section F(3), below). In addition, the Rule 10b5-1 Plan must provide that the transactions shall be effected on the NASDAQ Stock Market (or any other stock market located outside Israel) via a non-Israeli broker (although coordination with an Israeli affiliate, branch, agent of such broker shall be permitted) and may not be pre-arranged with an Israeli resident.

Any director or executive officer that wishes to do so must submit a request for approval to the Company’s Stock Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed Rule 10b5-1 Plan.

3.	Presumption Against Trading Within Three Months Under Israeli Law

Under applicable provisions of Israeli law, if an officer or director purchases Company securities within three months of the date that he or she sold Company securities (or sells Company securities within three months of the date that he or she purchased Company securities), it would be prima facie evidence that such person was using inside information, and the office holder could have the burden to prove that he or she was not using inside information. Therefore, although this Policy does not prohibit purchases and sales by office holders within a three month period, this Policy strongly discourages such practice.

G.	POSSIBLE CONSEQUENCES AND PENALTIES OF INSIDER TRADING UNDER THE SECURITIES LAWS

The possible consequences of insider trading can be severe. Insider trading is a crime, penalized by criminal fines of up to $5 million and imprisonment for up to 20 years. In addition, in the United States, the SEC may seek the imposition of a civil penalty of up to three times the profits made or losses avoided from the trading. Insider traders must also disgorge any profits made, are often subjected to an injunction against future violations and may be barred from serving as officers or directors of public companies. Finally, under some circumstances, insider traders may be subjected to civil liability in private lawsuits.

Insider traders may also be liable for improper transactions by any person to whom they have disclosed material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Company securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading.

The Company and its controlling persons (including the board of directors, as well as officers and other supervisory personnel) could also be held vicariously responsible for the insider trading violations of employees if they fail to adopt adequate policies and procedures to prevent insider trading. If the Company fails to take the necessary steps to prevent illegal insider trading, it may be held to have “controlling person” liability with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million.

For all of the foregoing reasons, it is very important, both to you and the Company, that this Policy be adhered to and insider trading violations not occur. You should be aware that stock market surveillance techniques are becoming more sophisticated all the time, and the chance that U.S. federal authorities or the Israeli Securities Authority will detect and prosecute even small-level insider trading is a significant one. Even an investigation that does not result in prosecution can tarnish one’s reputation and damage a career. In short, the risk of insider trading is simply not worth taking.

EXHIBIT A

ALLOT LTD.

INSIDER TRADING POLICY CERTIFICATION

To: Allot Ltd.

I,                       (name), have received and read a copy of the Allot Ltd. (the “Company”) Insider Trading Policy dated [                   ] (the “Policy”). I hereby agree to strictly comply with the specific requirements of the Policy (as well as any amendments to the Policy brought to my attention) in all respects during my employment or other service relationship with the Company. I understand that my failure to comply in all respects with the Policy, as so amended, is a basis for termination for cause of my employment or other service relationship with the Company or its subsidiaries.

By:
Name:
Title:

Date:

Please certify your receipt of the attached insider trading policy by dating and signing this certification and returning it to Rael Kolevsohn at the Company’s corporate office or e-mail to rkolevsohn@allot.com.